                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                              FFY FINANCIAL CORP.
                              -------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                         (Title of Class of Securities)

                                   30242U108
                                   ---------
                                 (CUSIP Number)

                                Steven R. Lewis
                          First Place Financial Corp.
                             185 East Market Street
                               Warren, Ohio 44482
                                 (330) 373-1221

               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 23, 2000

                 -------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30242U108

1.  Name of Reporting Person:                           First Place Financial Corp.

     I.R.S. Identification Number of Above Person:      34-1880130

2.  Check the appropriate Box if a Member of a Group    (a)  [  ]
                                                        (b)  [  ]

3.  SEC Use Only

4. Source of Funds:                                     OO

5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Item 2(d) or 2(e):             [  ]

6.  Citizenship or Place of Organization:               Delaware

Number of Shares Beneficially Owned by Reporting
 Person With:

7.  Sole Voting Power:                                  1,348,921*

8.  Shared Voting Power:                                None

9.  Sole Dispositive Power:                             1,348,921*

10.  Shared Dispositive Power:                          None

11.  Aggregate Amount Beneficially Owned by Reporting
     Person:                                            1,348,921*

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares:                            [  ]

13. Percent of Class Represented by Amount in Row
    (11):                                               19.9%

14. Type of Reporting Person:                           CO

-----------------
  *First Place Financial Corp. ("First Place") has the right, subject to certain conditions, to purchase up to 1,348,921 shares of FFY Financial Corp. ("FFY Financial") common stock upon the exercise of an option granted to First Place pursuant to a Stock Option Agreement dated as of May 23, 2000, between First Place and FFY Financial. This option is not currently exercisable, and until the option becomes exercisable and is exercised, First Place does not have any right to vote (or to direct the voting of) or dispose (or to direct the disposition of) any shares of FFY Financial common stock that may be purchased upon exercise of the option. Accordingly, First Place expressly disclaims beneficial ownership of all shares of FFY Financial common stock that may be purchased upon exercise of the option.

Item 1.   Security and Issuer.

  This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share ("FFY Financial Common Stock"), of FFY Financial Corp., Inc., a Delaware corporation ("FFY Financial "). The address of the principal executive offices of FFY Financial is 724 Boardman-Poland Road, Youngstown, Ohio 44512.

Item 2.   Identity and Background.

  First Place Financial Corp. ("First Place") is a Delaware corporation with its principal office and business at 185 East Market Street, Warren, Ohio 44482. First Place is a holding company for its wholly-owned subsidiary First Federal Savings and Loan Association of Warren, a federally-chartered stock savings and loan association.

  The attached Schedule I is a list of the directors and executive officers of First Place which contains the following information with respect to each such person:

  (1)  name;

  (2)  business address;

  (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

  (4) During the last five (5) years, neither First Place nor, to the best of First Place's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (5) During the last five (5) years, neither First Place nor, to the best of First Place's knowledge, has any person named in Schedule I been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (6)  citizenship.

Item 3.  Source and Amount of Funds or Other Consideration.

  In order to facilitate the consummation of the transactions contemplated by the Merger Agreement (defined below), on May 23, 2000, First Place entered into a Stock Option Agreement (the "Stock Option Agreement") with FFY Financial. Pursuant to the Stock Option Agreement, FFY Financial granted to First Place an irrevocable option (the "Option") to purchase up to 1,348,921 shares of FFY Financial Common Stock (subject to adjustment) at a purchase price per share equal to $10.00 (subject to adjustment). The

Option may only be exercised upon the happening of certain events, which are outlined in Item 5. The Option is currently not exercisable. If the Option were to become exercisable, the purchase price required to purchase all shares of FFY Financial Common Stock subject to the Option would be $13,489,210. First Place anticipates that all funds to be paid by it upon exercise of the Option would be provided from working capital, cash on hand and through debt and/or equity offerings.

  In order to further facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, First Place will also enter into Voting Agreements (the "Voting Agreement") with the directors and executive officers of FFY Financial (collectively, the "Stockholders") whereby the Stockholders will agree to vote all of the shares of FFY Financial Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement.

  No cash consideration was or will be paid in connection with execution and delivery of the Stock Option Agreement or the Voting Agreements. The description of the Stock Option Agreement contained herein is qualified in its entirety by reference to the Stock Option Agreement, which is incorporated by reference to exhibit 10.1 of the First Place Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on June 1, 2000. The description of the Voting Agreement contained herein is qualified in its entirety by reference to the Form of FFY Financial Voting Agreement filed herewith as Exhibit 10.3. For a more detailed description of the Stock Option Agreement and Voting Agreement, see Item 5.

Item 4.   Purpose of Transaction.

  First Place and FFY Financial entered into the Stock Option Agreement and will enter into Voting Agreements with Stockholders to facilitate the consummation of the transactions contemplated by the Agreement and Plan of Merger dated as of May 23, 2000 (the "Merger Agreement"), between FFY Financial and First Place. Upon consummation of the Merger, First Place will continue as the surviving corporation. Pursuant to the Merger Agreement, each share of FFY Common Stock issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (except certain shares set forth under the Merger Agreement) will be converted into and exchangeable for the right to receive
1.075 shares of First Place Common Stock (the "Exchange Ratio").

  The Merger is subject to customary closing conditions, including, among other things, (i) adoption of the Merger Agreement by the respective shareholders of FFY and First Place; (ii) the receipt of all required regulatory approvals of the Merger; (iii) the effectiveness of a registration statement to be filed by First Place with the SEC with respect to the shares of First Place Common Stock to be issued in the Merger; and (iv) the approval for listing of such shares on the Nasdaq Stock Market's National Market. None of the foregoing approvals have been obtained, and there is no assurance that such approvals will be obtained.

  The descriptions of the Merger Agreement and the Stock Option Agreement contained herein are qualified in their entirety by reference to such agreements, which are both incorporated by reference to Exhibits 2.1 and 10.1, respectively, of the First Place Current Report on Form 8-K filed with the SEC on June 1, 2000. The description of the Voting Agreement contained herein is qualified in its entirety by reference to the Form of FFY Financial Voting Agreement which has been filed herewith as Exhibit 10.3.

Item 5.   Interest in Securities of the Issuer.

  Pursuant to the terms of the Stock Option Agreement, FFY Financial granted First Place an irrevocable option, which provides for the purchase of up to 1,348,921 shares of FFY Financial Common Stock (subject to adjustment), representing approximately 19.9% of the shares of FFY Financial Common Stock issued and outstanding on May 23, 2000, at a purchase price per share equal to $10.00 (subject to adjustment). The Option is exercisable by First Place (so long as First Place is not in material breach of any of its representations, warranties, covenants or other agreements contained in the Merger Agreement under circumstances that would entitle FFY Financial to terminate the Merger Agreement), in whole or in part, upon the occurrence of both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) prior to the occurrence of an Exercise Termination Event (as defined below).

  An "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of the Merger Agreement:

          (i) FFY Financial or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC (the "First Place Subsidiaries"), without having received First Place's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Stock Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) other than First Place or any of its Subsidiaries (each an "First Place Subsidiary") or the Board of Directors of FFY Financial (the "FFY Financial Board") shall have recommended that the stockholders of FFY Financial approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Stock Option Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving FFY Financial or any FFY Financial Subsidiary (other than mergers, consolidations or similar transactions involving solely FFY Financial and/or one or more wholly-owned Subsidiaries of FFY Financial, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of FFY Financial or any FFY Financial Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of FFY Financial or any FFY Financial

     Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the Exchange Act;

          (ii) Any person other than the First Place or any of its Subsidiaries, alone or together with such person's affiliates and associates (as such terms are defined in Rule 12b-2 under the Exchange Act) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of FFY Financial Common Stock (the term "beneficial ownership" for purposes of the Stock Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

          (iii) The stockholders of FFY Financial shall have voted and failed to adopt the Merger Agreement at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than First Place or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

          (iv) The FFY Financial Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify) in any manner adverse in any respect to First Place its recommendation that the stockholders of FFY Financial adopt the Merger Agreement, or FFY Financial or any FFY Financial Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than First Place or a First Place Subsidiary;

          (v) Any person other than First Place or any First Place Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its stockholders to approve the issuance of shares to be offered in such an exchange offer);

          (vi) FFY Financial shall have willfully breached any covenant or obligation contained in the Merger Agreement after an overture is made by a third party to FFY Financial or its stockholders to engage in an Acquisition Transaction, and (a) following such breach First Place would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both) and (b) such breach shall not have been cured prior to the Notice Date (as defined in Section 2(e) of the Stock Option Agreement); or

          (vii) Any person other than First Place or any First Place Subsidiary, without First Place's prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Office of Thrift Supervision (the "OTS") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

  A "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of the Merger Agreement:

          (i) The acquisition by any person (other than First Place or any First Place Subsidiary) of beneficial ownership of 25% or more of the then outstanding shares of FFY Financial Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in clause (i) as set forth above under the definition of "Initial Triggering Event" except that the percentage referred to in clause (z) shall be 25%.

  Upon the occurrence of certain events set forth in the Stock Option Agreement, FFY Financial is required to repurchase the Option and the shares of Common Stock issued pursuant to the Option to First Place. In addition, the Stock Option Agreement grants certain registration rights to First Place with respect to the shares of FFY Financial Common Stock subject to the Option.

  The Option and the parties obligations under the Stock Option Agreement will terminate upon an "Exercise Termination Event", which includes any of the following: (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by First Place pursuant to Sections 8.1(e) or 8.1(f) of the Merger Agreement (unless the breach by FFY Financial giving rise to such right of termination is non-volitional); or (iii) the passage of eighteen (18) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option.

  The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, First Place does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of FFY Financial Common Stock that may be purchased upon exercise of the Option. Accordingly, First Place expressly disclaims beneficial ownership of all such shares.

  Pursuant to the terms of the Voting Agreements to be entered into, the Stockholders have agreed, to vote all of the shares of FFY Financial Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement. First Place will not have any right to dispose (or direct the disposition of) any shares of FFY Financial Common Stock pursuant to the Voting Agreement when entered into by the

Stockholders. Accordingly, FFY Financial expressly disclaims beneficial ownership of all such shares.

  The description of the Stock Option Agreement herein is qualified in its entirety by reference to the Stock Option Agreement, which is incorporated by reference to exhibit 10.1 of the First Place Current Report on Form 8-K filed with the SEC on June 1, 2000. The description of the Voting Agreement contained herein is qualified in its entirety by reference to the Form of FFY Financial Voting Agreement filed herewith as Exhibit 10.3.

  Set forth below is information on shares of FFY Financial Common Stock beneficially owned by First Place's directors and executive officers, including a description of transactions by any directors and executive officers within 60 days of May 23, 2000:

  (a) Mr. Steven R. Lewis beneficially owns 1000 shares of FFY Financial Common Stock; and

  (b) Mr. E. Jeffrey Rossi beneficially owns 26,497 shares of FFY Financial Common Stock, of which 350 shares of FFY Common Stock is held jointly with his spouse, 25,000 shares of FFY Financial Common Stock are held by his spouse individually and 1147 shares of FFY Common Stock is held by his daughter.

  First Place expressly disclaims beneficial ownership of the shares of FFY Financial Common Stock owned by its directors, executive officers and their spouses.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Except as described in Items 3, 4 or 5 of this Statement, neither First Place, nor, to the best knowledge of First Place, any person listed in Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of FFY Financial, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

      1. Agreement and Plan of Merger dated as of May 23, 2000, between FFY Financial and First Place (incorporated by reference to Exhibit 2.1 to First Place's Form 8-K filed on June 1, 2000).

      2. Stock Option Agreement dated as of May 23, 2000, between First Place and FFY Financial (incorporated by reference to Exhibit 10.1 to First Place's Form 8-K filed on June 1, 2000).

      3. Exhibit 10.3 - Form of FFY Financial Voting Agreement to be entered into between directors and executive officers of FFY Financial and First Place.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 8, 2000
                              FIRST PLACE FINANCIAL CORP.

                              By: /s/ Steven R. Lewis
                                 ------------------------------------------
                              Name:  Steven R. Lewis
                              Title: President and Chief Executive Officer

                                   SCHEDULE I

                       Name, business address and present
                     principal occupation or employment of
                    the directors and executive officers of
                  First Place Financial Corp. ("First Place")
                 and First Federal Savings and Loan Association
                         of Warren (the "Association")


                             --------------------

                                                      Principal Occupation Employment
Name (Citizenship)                                               and Address
------------------                                   --------------------------------
Paul A. Watson....................................  Chairman of the Board of
(United States of America)                          Directors of the Company and the
                                                    Association. *

Steven R. Lewis...................................  President and Chief Executive
(United States of America)                          Officer of  the Company and the
                                                    Association. *

George J. Gentithes...............................  Director and Consultant for T.F.
(United States of America)                          Industries. *

Robert P. Grace...................................  Director and Vice President and
(United States of America)                          Chief Financial Officer of Salem
                                                    Label Co. *

Thomas M. Humphries...............................  Director and President of the
(United States of America)                          Youngstown-Warren Regional
                                                    Chamber of Commerce. *

Earl T. Kissell...................................  Director *
(United States of America)

Robert S. McGeough................................  Director and Of Counsel to the
(United States of America)                          firm Harrington, Hoppe &
                                                    Mitchell.*

E. Jeffrey Rossi..................................  Director and Principal of E.J.
(United States of America)                          Rossi & Company. *

Richard K. Smith..................................  Vice President and Treasurer of
(United States of America)                          the Company and Sr. Vice
                                                    President of the Association. *

Dominique K. Stoeber..............................  Corporate Secretary of the
(United States of America)                          Company and Sr. Vice President of
                                                    the Association. *

Brian E. Hoopes...................................  Sr. Vice President of the
(United States of America)                          Association. *

James H. Ditch....................................  Sr. Vice President of the
(United States of America)                          Association. *

R. Patrick Wilkinson..............................  Senior Vice President of the
(United States of America)                          Association. *

----------------------
* The business address of First Place Financial Corp. and First Federal Savings and Loan Association of Warren is 185 East Market Street, Warren, Ohio 44482.

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